

Mail Stop 7010

April 9, 2008

Via U.S. mail and facsimile @ (713) 626-7549

Kevin P. Delaney
Senior Vice President – General Counsel and Secretary
Quanex Corporation
1900 West Loop South, Suite 1500
Houston, Texas 77027

       RE: **Quanex Corporation**
                  Preliminary Proxy Statement on Schedule 14A – Amendment No.3
                  Filed on March 17, 2008
                  File No.: 001-05725

                  Quanex Building Products Corporation
                  Form 10 – Amendment No.6
                  Filed on: April 4, 2008
                  File No.: 001-33913

                  Quanex Corporation
                  Form 10-K
                  Filed on December 14, 2007
                  File No.: 001-05725

Dear Mr. Delaney:

      We have completed our review of the following:

- your Preliminary Proxy on Schedule 14A;
- Quanex Building Products Corporation Form 10; and
- your Form 10-K and related filings.

      We have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, to the undersigned at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Martin F. Doublesin, Esq. via Facsimile @ (713) 651-5246
        Fulbright & Jaworski L.L.P.